Exhibit 1

FOR IMMEDIATE RELEASE

Press Contact	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: GSpress@globalsources.com	e-mail: investor@globalsources.com

Investor Contact in U.S.
Cathy Mattison
LHA
Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources announces shareholders’ approval of Bye-Laws amendment and acquisition by funds affiliated with Blackstone

NEW YORK, July 24, 2017 – Global Sources Ltd. (NASDAQ: GSOL) (the “Company”) today announced that, at a special general meeting of shareholders of the Company held on July 24, 2017 (the “SGM”), the Company’s shareholders approved (a) the amendment of Bye-Law 152 of the existing Bye-Laws of the Company and the Company’s adoption of the new Bye-Laws and (b) the acquisition of the Company by funds affiliated with Blackstone (the “acquisition proposal”).

Approximately 89.88% of the Company’s total outstanding common shares (the “Shares”) voted in person or by proxy at the SGM. The acquisition proposal received an affirmative vote of approximately 89.83% of the votes entitled to be cast by the shareholders of the Company, voting together as a single class, being more than 66 2/3% of the votes entitled to be cast by the holders of all the then issued and outstanding Shares of the Company, voting together as a single class, which is required for approving the acquisition proposal.

The parties expect to complete the acquisition as soon as practicable, subject to satisfaction or waiver of the remaining customary closing conditions, including a clearance issued under the PRC Anti-Monopoly Law for approving the acquisition. Upon completion of the acquisition, the Company will become a privately held company and its Shares will no longer be listed on the NASDAQ Global Select Market.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), trade shows, magazines, and apps.

More than 1.4 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.

About Blackstone

Blackstone is one of the world’s leading investment firms. We seek to create positive economic impact and long-term value for our investors, the companies we invest in, and the communities in which we work. We do this by using extraordinary people and flexible capital to help companies solve problems. Our asset management businesses, with over $360 billion in assets under management, include investment vehicles focused on private equity, real estate, public debt and equity, non-investment grade credit, real assets and secondary funds, all on a global basis. Further information is available at www.blackstone.com. Follow Blackstone on Twitter @Blackstone.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company’s actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company’s business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.

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